650 Town Center Drive, 20th Floor
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www.lw.com

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VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F. Street, N.E.
Washington, D.C. 20549-0405
Attention: Mr. Jeffrey Lewis, Mr. Robert Telewicz, Mr. Ruairi Regan and Mr. James Lopez

Re:	Net Lease Office Properties
Amendment No. 2 to
Draft Registration Statement on Form 10
Submitted August 14, 2023
CIK No. 0001952976
To the addressees set forth above:
On behalf of our client, Net Lease Office Properties (the “Company”), a Maryland real estate investment trust and a wholly owned subsidiary of W. P. Carey Inc. (“WPC”), we respectfully acknowledge the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter dated September 1, 2023, with respect to Amendment No. 2 to the Draft Registration Statement on Form 10, which was initially submitted to the Securities and Exchange Commission on a confidential basis on November 14, 2022.
We are submitting this letter via EDGAR, and the Company intends to file an amended Registration Statement on Form 10, which will include, among other changes, the changes excerpted below to be made in response to the Staff’s comments (the “Registration Statement”).
For ease of review, we have set forth below, in italics, the numbered comments in the Staff’s letter, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in Exhibit 99.1 of the Registration Statement.

September 21, 2023 Page 2
Amended Draft Registration Statement Submitted August 14, 2023
Information Statement Summary, page 1
1.Refer to prior comment 1. We note your disclosure that the Separation and Distribution Agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of you and WPC as part of the Separation. Please revise to briefly describe the liabilities and obligations in the summary.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 13 and 14 of Exhibit 99.1 of the Registration Statement.
Liquidity and Capital Resources, page 98
2.We note your revised plans to finance the NLO business using a combination of a term loan and non-convertible preferred stock. Please disclose the material terms of these financing arrangements and file the forms of documents setting forth their terms as exhibits. As examples of terms to be disclosed, please clarify amounts available, related interest rates, maturity dates, collateral requirements (if any), and any other material terms. Also, discuss the extent to which financial covenants may restrict your ability to incur additional debt to finance uses in the next 12 months, if applicable.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 137, 138 and 139 of Exhibit 99.1 of the Registration Statement. The Company has also filed the forms of documents setting forth the terms of the NLOP Financing Arrangements as Exhibits 10.4 and 10.5 to the Registration Statement.
* * *

September 21, 2023 Page 3
We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (714) 755-8050 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Best regards,

/s/ Darren J. Guttenberg
Darren J. Guttenberg
of LATHAM & WATKINS LLP

cc:	Net Lease Office Properties
Jason E. Fox, Chief Executive Officer
John J. Park, President
ToniAnn Sanzone, Chief Financial Officer
Susan C. Hyde, Secretary

Latham & Watkins LLP
Julian Kleindorfer, Esq.
William Cernius, Esq.
Michael Haas, Esq.